UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 08, 2018

Commission File Number 1-14846

_____AngloGold Ashanti Limited_____
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
_____South Africa_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI PROVIDES UPDATES ON DRC MINING CODE DISCUSSIONS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

8 March 2018

NEWS RELEASE

AngloGold Ashanti Provides Updates on DRC Mining Code Discussions

(PRES RELEASE) -- On Wednesday the 7th March 2018, a meeting took place between His Excellency President Joseph KABILA KABANGE of the Democratic Republic of Congo and representatives of the mining industries at their request.

The purpose of the meeting was to clarify certain aspects of the new Mining Code adopted by the two chambers of the Congolese parliament, which will be promulgated soon.

The representatives of the mining industry raised questions pertaining to their operations. The President gave assurances that the questions raised will be resolved through discussions with the Government, in the mining regulation to be adopted by the Government.

After a constructive debate, the mining operators agreed to continue discussions with the Government on issues existing in the current agreement once the new Mining Code has been signed into law.

AngloGold Ashanti is in full support of Randgold Resources, our partner and the operator in the Kibali joint venture. Randgold Resources will continue the engagement with DRC Government representatives next week.

ENDS

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031** **sbailey@anglogoldashanti.com**
General inquiries	**media@anglogoldashanti.com**

<u>**Investors**</u>

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031** **sbailey@anglogoldashanti.com**
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555** **sbrockman@anglogoldashanti.com**
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322** **fmgidi@anglogoldashanti.com**

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 08, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance